Exhibit 99.3

United Utilities PLC – Board Appointment

United Utilities PLC announces that Charles Cornish was appointed as an additional executive director of the company on 27th January 2004.

Mr Cornish, 43, joined United Utilities PLC in January 2004 as Managing Director of United Utilities Service Delivery, the regulated asset management arm of the group.

As at the date of appointment, Mr Cornish had no interest in the company's shares. However, a contingent award was made on 7 January 2004 under the United Utilities PLC performance share plan as noted below. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period.

	No.of ordinary shares	No. of A shares	Price paid for award	Price payable on exercise	Performance period
C Cornish	28,710	15,950	Nil	Nil	1/4/03 to 1/3/06

Mr Cornish has not held any directorships in any other publicly quoted company at any time in the previous five years. There are no disclosures required to be made pursuant to 6.F.2 (b) to (g) of the Listing Rules.

Further information:
Simon Bielecki Investor Relations 01925 237000
Tim Rayner Company Secretary 01925 237000

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United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".